China Nutrifruit Group Limited
No. 2 Wenhua Street
Dongfeng New Village
Daqing, Heilongjiang 163311
People’s Republic of China

January 9, 2009

By EDGAR Transmission and by Hand Delivery

Mr. Michael Karney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re

China Nutrifruit Group Limited
Registration Statement on Form S-1 Filed October 14, 2008
File No. 333-154222

On behalf of China Nutrifruit Group Limited ("China Nutrifruit" or the "Company"), we hereby submit the Company’s responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff’s letter, dated November 12, 2008 (the "Comment Letter"), providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the "Registration Statement").

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we", "us" and "our" refer to the Company on a consolidated basis.

General

1.

You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

China Nutrifruit Response: Per the Staff’s request, we have addressed each portion of every numbered comments that appears in the Comment Letter, and, where disclosure has changed, we have indicated where in the marked version of the Amendment No. 1 to the Registration Statement the Staff (the "Amendment") will find our responsive changes. In addition, we have made corresponding changes where applicable throughout the Amendment.

2.

Please provide an updated consent with your next amendment.

China Nutrifruit Response: Per the Staff’s comment, we have provided an updated consent with the Amendment.

Prospectus Summary - Corporate Information, page 4

3.

You have stated your Internet website address as www.longheaded.cn. We have not been able to access that website address. If this is an incorrect address, please revise.

China Nutrifruit Response: In October 2008, our subsidiary Daqing Longheda Food Company Limited ("Longheda") changed its website to www.longheda.net. We have updated Longheda’s website in the Amendment.

Our Corporate History, page 30

4.

We note your disclosure that your shareholder entered into a transaction that included a make-whole arrangement where by he placed common shares into an escrow account that were to be issued back to him or to HFG International depending upon your levels of net income in future periods. Please address each of the following,

●

Please clarify why the make-whole agreement was entered into.

China Nutrifruit Response: HFG International, Limited ("HFG International") is a provider of business consulting services to China Nutrifruit. In respect of the arrangement between the Company and HFG International, the primary purpose of the make-good agreement is to establish a mechanism whereby the expected value of the stock component of the consulting fee would not be adversely affected by the Company’s poor business performance or by negative fluctuations in the value of the Company’s stock received HFG International.

●

Indicate how you accounted for the make whole arrangement.

China Nutrifruit Response: As no make good shares have been released pursuant to the make good agreement, the Company did not recognize any expenses nor did it reserve any expenses for the make good arrangement in its financial statements.

●

Expand your disclosure to clarify, if true, that the common shares placed into the escrow account were owned by your shareholder, Yiu Fai Kung, at the time they were placed in escrow.

China Nutrifruit Response: Per the Staff’s comment, we have clarified in the Amendment under the section titled "Our Corporate History" that all shares of the Company’s common stock placed into the escrow account were beneficially owned by Yiu Fai Kung at the time they were placed in escrow.

●

Indicate if your shareholder was compensated for placing the shares in escrow.

China Nutrifruit Response: Mr. Kung received no compensated directly for placing the shares in escrow, except to the extent that as a stockholder, Mr. Kung, like all of our other stockholders may benefit from infusion of capital into the Company.

●

Explain how you accounted for the make-whole arrangement.

China Nutrifruit Response: Please see our answers under the second bullet point above.

●

Indicate whether or not the shares placed in escrow were considered outstanding when calculating earnings per share.

China Nutrifruit Response: The shares placed into escrow have been counted as outstanding shares for purposes of our earnings per share calculation.

●

Include expansive disclosure regarding this arrangement in your financial statement footnote.

China Nutrifruit Response: We have amended disclosures regarding the make good arrangement under the subheading "Nature of Business" in Note 1 of the Company’s financial statements as follows:

"On August 14, 2008, our majority shareholder, Yiu Fai Kung ("Mr. Kung"), entered into make good escrow agreements with the private placement investors and HFG International, Limited ("HFG"). Mr. Kung will deliver a certain number of shares of our common stock owned by him to the investors and HFG on a pro-rata basis in accordance with their respective investment amount for no additional consideration if our after tax net income for the fiscal year ending on March 31, 2009 is less than $13,919,707 or our after tax net income for the fiscal year ending on March 31, 2010 is less than $18,495,315."

5.

Expand your related party and beneficial ownership disclosures to address these transactions, including the make-whole arrangement and the related shares placed in escrow.

China Nutrifruit Response: Per the Staff’s comment, we have added the following disclosures about the make good arrangements with HFG International under the section titled "TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS; DIRECTOR INDEPENDENCE":

"On August 14, 2008, Mr. Kung, the former shareholder of Fezdale, entered into a make good escrow agreement with HFG International, Limited. Pursuant to the agreement, Mr. Kung established an escrow account and delivered to the escrow agent certificates evidencing 2,513,758 shares of our common stock beneficially owned by him along with blank stock powers, to be held for the benefit of HFG International, Limited. Mr. Kung agreed that if the after tax net income (after the exclusion of certain items from the calculation), or ATNI, for the Company’s 2009 fiscal year is less than $13,919,707 or the ATNI for the Company’s 2010 fiscal year is less than $18,495,315, then, in each case, Mr. Kung will transfer to HFG International, Limited 1,256,879 shares. If the ATNI for the Company’s 2009 fiscal year is no less than $13,919,707 or the ATNI for the Company’s 2010 fiscal year is no less than $18,495,315, then, in each case, 1,256,879 shares will be returned to Mr. Kung."

We also added the following disclosure about the make good arrangements in the footnote for Yiu Fai Kung under the section titled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT":

"Pursuant to the make good escrow agreements with HFG and the private placement investors described elsewhere in this prospectus, Mr. Kung pledged 2,513,758 and 3,085,840 shares of our common stock owned by him along with blank stock powers, to be held in escrow for the benefit of HFG and investors, respectively. Those escrowed shares will be subject to disbursement to Mr. Kung or to the investors/HFG based on the Company’s financial performance in fiscal years 2009 and 2010."

Executive Compensation, page 45

6.

We note your statement that "No other executive officers received total annual salary and bonus compensation in excess of $100,000." Please review the rules set forth under Item 402(m)(2) of Regulation S-K regarding identifying the named executive officers for a smaller reporting company. The question is not whether an executive officer’s salary and bonus exceeds $100,000, but, instead, whether the executive officer’s total compensation (as determined pursuant to Item 402(n)(2)(x) and Item 402(n)(2)(viii) of Regulation S-K). Please revise your Registration Statement as appropriate.

China Nutrifruit Response: Per the Staff’s comment, we have revised the Registration Statement, in its relevant part, as follows: "No other executive officers received total annual compensation in excess of $100,000."

7.

We note that you have included the caption "Outstanding Equity Awards at Fiscal Year End," but you have omitted the corresponding table. Please note that pursuant to item 402(p) of Regulation S-K, disclosure is required as to any equity awards outstanding as of March 31, 2008, regardless of whether these equity awards were granted during the fiscal year ended March 31, 2008. Please revise accordingly.

China Nutrifruit Response: The corresponding table was omitted because no equity based compensation has been paid or awarded to any of our named executive officers. Per the Staff’s comment, we have added the following table under the heading "Outstanding Equity Awards at Fiscal Year End."

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS						STOCK AWARDS

								Equity	Equity
								Incentive	Incentive
								Plan	Plan
							Market	Awards:	Awards:
						Number	Value	Number	Market or
			Equity			of	of	of	Payout
			Incentive			Shares	Shares	Unearned	Value of
			Plan			or	or	Shares,	Unearned
			Awards:			Shares	Shares	Shares or	Shares,
	Number of	Number of	Number of			of	of	Other	Shares or
	Securities	Securities	Securities			Stock	Stock	Rights	Other
	Underlying	Underlying	Underlying			That	That	That	Rights
	Unexercised	Unexercised	Unexercised	Option	Option	Have	Have	Have	That
	Options	Options	Unearned	Exercise	Expiration	Not	Not	Not	Have Not
	(#)	(#)	Options	Price	Date	Vested	Vested	Vested	Vested
Name	Exercisable	Unexercisable	(#)	($)		(#)	($)	(#)	(#)
Jinglin Shi	0	0	0	0	0	0	0	0	0
Richard Crimmins	0	0	0	0	0	0	0	0	0

8.

Please provide the information required by item 201(d) of Regulation S-K with regard to securities authorized for issuance under equity compensation plans, or if there are none, include a statement to that effect.

China Nutrifruit Response: Per the Staff’s comment, we have added the following information as required by Item 201(d) of Regulation S-K into the section titled "MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS":

Securities Authorized for Issuance Under Equity Compensation Plans

We presently do not have any equity based or other long-term incentive programs. In the future, we may adopt and establish an equity-based or other long-term incentive plan if it is in the best interest of the Company and our stockholders to do so.

Transactions with Related Persons, Promoters and Certain Control Persons; Director Independence, page 47

9.

We note your discussion of the Financial Advisory Agreement with HFG international, Limited, and your statement that HFG International, Limited is an affiliate of Halter Financial Investments, L.P., which was formerly an 87.5% shareholder and was a 6.96% shareholder as of the date of the prospectus. Please file this agreement as an exhibit or explain to us why you believe this is not required by Item 601(b)(10) of Regulation –K.

China Nutrifruit Response: Per the Staff’s comments, we have filed the Financial Advisory Agreement as Exhibit 10.22 to the Amendment.

Selling Shareholders page 48

10.

For all shareholders that are not natural persons, please disclose the natural persons who have voting power and investment power.

China Nutrifruit Response: Per the Staff’s comment, for all shareholders that are not natural persons, we have disclosed the natural persons who have voting power and investment power.

11.

We note your statement on page 14 that this offering is part of a PIPE (private investment in public equity) transaction. Please revise your prospectus either to (a) state that the selling shareholders purchased their shares in the ordinary course of business, and at the time of the purchase of the shares to be resold, the selling shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities or (b) if you are not able to make those statements in the prospectus, state that the selling shareholders are underwriters.

China Nutrifruit Response: We have revised the Registration Statement and added the following sentences under the heading "Selling Stockholders":

"The investors in the private placement transaction have represented to the Company that they purchased their shares in the ordinary course of business, and at the time of the purchase of the shares, they had no agreements or understandings, directly or indirectly, with any person to distribute such shares."

Shares Eligible for Future Sale, page 52

12.

You state the number of shares of your common stock outstanding, but have not provided the approximate number of holders as of the latest practicable date, as required by Item 201(b) of Regulation S-K.

China Nutrifruit Response: Per the Staff’s comment, we have added the following information as required by Item 201(b) of Regulation S-K into the section titled "MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS":

Holders

On January 7, 2009, there were approximately 515 stockholders of record of our common stock. The number of record holders does not include persons who held our common stock in nominee or "street name" accounts through brokers.

Financial Statements General

13.

Please explain why you have included the financial statements of Daqing Longheda Food Company Limited for the interim period presented. It appears this entity is part of your consolidated Fezdale Investments Limited financial statements during that period. To the extent necessary, please label financial statements as predecessor or successor information to avoid investor confusion.

China Nutrifruit Response: Per the Staff’s comment, pursuant to Item 312 of Regulation S-K, we have deleted the financial statements of Longheda for the interim period ended June 30, 2008 and updated the Registration Statement to present the consolidated financial statements of the Company for the interim Period ended September 30, 2008.

14.

Please refer to Rule 312 of Regulation S-K and provide updated financial statements with your next amendment.

China Nutrifruit Response: Per the Staff’s request, we have included in the Amendment the financial information of the Company for the six month period ended September 30, 2008.

15.

Please provide the consolidated financial statements of the registrant (China Nutrifruit Group Limited) in your next amendment. Please refer to Rule 301 of Regulation S-X.

China Nutrifruit Response: Per the Staff’s request, we have included in the Amendment the consolidated financial statements of the Company.

16.

It appears that the company has consummated a reverse merger transaction with Fezdale Investments Limited. As such, it appears your filing should include pro forma information required under Rule 1.1.01 of Regulation S-X. Refer to the guidance of Rule 11-01(a)(8).

China Nutrifruit Response: Per the Staff’s request, we have included the pro forma information. Please see pages F-22 to F-23 of the Amendment.

17.

As you indicate you have recently completed a reverse merger, please expand your disclosures to indicate the following.

●

clarify the legal and accounting forma of the transaction;

●

explain that the historical financial statements will be a continuation of the financial statements of the accounting acquirer, not the accounting target;

●

explain that the capital structure of the consolidated enterprise (the accounting acquirer) will be different due to reverse acquisition accounting;

●

clarify that the accounting target’s capital structure will be retained by the accounting acquirer.

China Nutrifruit Response: Per the Staff’s comment, we have amended Note 1 to the Company's consolidated financial statements for the interim period ended September 30, 2008 under the subheading "Nature of Business" as follows:

"On August 14, 2008, the Company acquired all of the equity interests of Fezdale, a British Virgin Islands corporation, through a share exchange transaction (the "Share Exchange Transaction"), with the result that the stockholders of Fezdale became the beneficial owners of approximately 83.5% of the Company’s common stock. As a result of such Share Exchange Transaction, Fezdale became a wholly-owned subsidiary of the Company and the former shareholders of Fezdale became the Company’s controlling shareholders. Accordingly, all references to shares of Fezdale’s ordinary shares have been restated to reflect the equivalent numbers of the common stock of China Nutrifruit Group Limited.

The share exchange resulted in Fezdale’s former shareholder obtaining a majority voting interest in the Company. Accounting principles generally accepted in the United States of America ("US GAAP") require that a company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purposes. As a result, in the Share Exchange Transaction, Fezdale is treated as the accounting acquirer and China Nutrifruit Group Limited is treated as the acquired party for accounting purpose. Accordingly, the Share Exchange Transaction has been accounted for a recapitalization of the Company. The equity section of the accompanying financial statements have been restated to reflect the recapitalization of the Company due to the Share Exchange Transaction as of the first day of the first period presented. The assets and liabilities acquired that, for accounting purposes, were deemed to have been acquired by Fezdale were not significant."

18.

We note your disclosures regarding currency restrictions in the PRC. Please provide parent only financial information. Please refer to Rule 504 of Regulation S-X.

China Nutrifruit Response: Per the Staff’s comment, we have revised Note 1 to the Company's consolidated financial statements for the interim period ended September 30, 2008 under the subheading "Foreign Currency Translation" to provide parent only financial information regarding currency restrictions in the PRC as follows:

"We have restricted cash, amounting to US$4,779,164 and US$7,103,562 as of September 30, 2008 and March 31, 2008 respectively."

Interim Financial Statements

Daqing Longheda Food Company Limited

For the Fiscal Quarter Ended June 30, 2008

Note 5 - Other Current Assets, page F-12

19.

Explain the nature of the amount reported as prepayments.

China Nutrifruit Response: The prepayment mainly comprises of the amount prepaid for construction of plant and purchase of machinery. Such prepayments are included in the item "property, plant and machinery" in the financial statement of the Company for the interim period ended September 30, 2008.

Note 11 – Provision for Income Taxes, page F-15

20.

Please clarify the exact nature of the adjustment reported in your tax rate reconciliation identified as "Tax effect of under provision of tax in previous period."

China Nutrifruit Response:

                                                   We have revised Note 10 to the Company's Condensed Consolidated Financial Statements for the three and six months ended September 30, 2008 and 2007.

The "Tax effect of under provision of tax in previous period" was an immaterial overstatement of provision of tax for the three months period ended June 30, 2008. Such overstatement has been adjusted in the financial statements of the Company for the quarter ended September 30, 2008.

Audited Financial Statements for Fiscal Year Ended March 31, 2008

Daqing Longheda Food Company Limited

Statements of Cash Flows, page F-22

21.

We note your disclosure on page five that indicates you have never paid dividends. Please clarify the nature of the line item in your Statement of Cash Flows described as "Dividends Paid."

China Nutrifruit Response: China Nutrifruit did not pay any dividends to its shareholders. Nevertheless, the "Dividends Paid" shown in the Statements of Cash Flows of Longheda for the year ended March 31, 2008 represents dividend paid to the previous shareholders of Longheda before the reverse acquisition by Fezdale.

For the sake of clarity, we have revised page 5 of the Registration Statement under the section titled "PROSPECTUS SUMMARY – The Offering" and the section titled "MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS - Dividend Policy" to provide the following:

"Other than dividends paid by our subsidiary Longheda to its shareholders before our reverse acquisition of Fezdale, we have never paid dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business, and do not anticipate paying any cash dividends in the foreseeable future."

Note 2 , Significant Accounting Policies

Inventories - page F-25

22.

We note disclosures on page 25, 37 and elsewhere in your filing that indicates your plant is idled for several months during the year due to the seasonality of your products. Please expand your accounting policy disclosures to describe your accounting for idle plant costs including labor and overhead costs. Please refer to SFAS 151 for guidance.

China Nutrifruit Response: The Company puts idle plant costs, including overhead costs, directly under general and administrative expenses for the relevant period. We believe such treatment is consistent with SFAS 151 which states that freight, handling costs and wasted materials should be recognized as current-period charges.

Per the Staff’s comment, we have amended Note 2 to Longheda’s Audited Financial Statements for fiscal year ended March 31, 2008 under the subheading "Inventories" to provide the disclosures as follows:

"The cost of finished product inventories includes raw materials, direct labor and indirect production costs. Inventories are stated at the lower of cost or market value. The Group uses first-in, first-out methods to value its inventories. During the idle production period, overhead costs, including depreciation, are treated as current-period charges, which are charged directly as the general and administrative expense instead of costs of inventories."

23.

Please also explain your asset depreciation policy during these periods. Note 11 - Provision for Income Taxes, page F-32.

China Nutrifruit Response: The depreciation policy applied for the idle period is straight line method. During the idle period, depreciation is charged to general and administrative expenses.

Per the Staff’s comment, we have amended Note 2 to Longheda’s Audited Financial Statements for fiscal year ended March 31, 2008 under the subheading "Property, plant and equipment, net" to provide the disclosures as follows:

"Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred. The principal estimated useful lives generally are: buildings and leasehold improvements – 20 years; machinery and equipment - 10 years. Depreciation of property, plant and equipment was $1,128,000 and $962,000 for the years ended March 31, 2008 and 2007, respectively. During the idle period of the plant, depreciation is treated as current-period charges, which charge directly to general and administrative expense."

24.

It appears from your disclosures that you have not recorded any deterred taxes. If true, please explain why this is the case.

China Nutrifruit Response: It is true that we have not recorded any deterred taxes. According to SFAS 109, Accounting for Uncertainty in Income Taxes, deferred tax assets and liabilities only occur when there are differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. As the PRC tax department agreed to the depreciation booked by the Company and allowed full deduction of the depreciation, there was no temporary difference noted between the carrying amount and tax bases. As a result, no deferred tax asset or liability is recognized.

Interim Financial Statements

Fezdale Investments Limited

For the Fiscal Quarter Ended June 30, 2008

Consolidated Balance Sheet

25.

Please explain why the amounts reflected in the Balance Sheet for Fezdale Investments, your wholly-owned subsidiary, are less than the amounts presented for its indirect wholly-owned subsidiary Daqing Longheda Food Company. We note your disclosure in Note 1 that indicates in May 2008, the founders of Longheda transferred all of their interests in Longheda to Solar Sun and we note that Solar Sun is a wholly owned subsidiary of Fezdale Investments.

China Nutrifruit Response: The reason for the difference of value between Fezdale and Longheda is mainly due to negative goodwill that was recognized during the acquisition of 75% and 25% equity interests of Longheda in November 2007 and May 2008, respectively. According to SFAS 141, Business Combinations, negative goodwill is allocated as a pro rata reduction of the amounts assigned to the assets acquired, excluding financial assets, deferred assets and other current assets.

Note 4 - Acquisition of Longheda page F-69

26.

Please clarify the date of the acquisition. We note on page F-69 that you indicate it occurred in October 2007 while on page F-70 you indicate that it occurred on November 12, 2007.

China Nutrifruit Response: Per the Staff’s comment, we have corrected the typographic error and changed the date from October 2007 to November 2007.

Undertakings, page II-4

27.

Please conform undertaking (A)(1)(c) with the language required by Item 512(a)(1)(iii) of Regulation S.

China Nutrifruit Response: We have conformed undertaking (A)(1)(c) with the language required by Item 512(a)(1)(iii) of Regulation S-K.

Exhibit 5 - Legality Opinion

28.

We understand that the attorneys representing you recently moved from Thelen LLP to Pillsbury Winthrop Shaw Pittman LLP. Please obtain a revised legality opinion from the new law firm. Also, we note the following language in the first sentence of the opinion as to the number of shares that are covered by the opinion: "6,121,407 shares (the ‘Common Shares’) of the common stock, par value $0.001 per share, of China Nutrifruit Group Limited, a Nevada corporation (the ‘Corporation’), and 216,009 shares of the Corporation’s common stock (the ‘Warrant Shares,’ and together with the Common Shares, the `Shares’) that will be issued by the Corporation upon the exercise of certain warrants (the ‘Warrants’) ... [emphasis added]." From this description it would appear that the Warrant Shares are incremental to the Common Shares, and. that a total of 6,337,416 Shares may be covered by the legal opinion. By contrast, on the Prospectus cover page and elsewhere, you state that the total number of shares to be registered consists of 6,121,407 shares in the aggregate, including 905,395 Common Shares and 216,009 Warrant Shares. The opinion should be revised to clarify this point.

China Nutrifruit Response: Per the Staff’s comments, we will provide a legal opinion from Holland & Hart LLP in our next amendment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186-459) 4609488 or Jing Zhang, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8323.

Sincerely,

China Nutrifruit Group Limited

By:/s/ Jinglin Shi
Jinglin Shi
Chief Executive Officer